
HIGHCLERE CASTLE
LONDON DRY | GIN



Adam von Gootkin · 3rd

Co-Founder & CEO at Highclere Castle Spirits

Highclere Castle Spirits

Essex, Connecticut, United States · **Contact info**

Experience

Co-Founder & CEO

Highclere Castle Spirits · Full-time

Jan 2017 - Present · 5 yrs 3 mos

Highclere Castle, England, United Kingdom

www.HighclereCastleGin.com
The number one gin of the year with 20 international gold & platinum awards and a




Co-Founder

Highclere Castle Cigar Co.

Jul 2017 - Present · 4 yrs 9 mos

Connecticut, US | Hampshire, UK

Highclere Castle Cigar Co. was founded in 2017, partnering with the 8th Earl of Carnarvon and world renowned cigar blender, Nicholas Melillo of Foundation Cigar







Partner

Tunbridge Properties

2009 - Present · 13 yrs 3 mos

Connecticut

Real estate.

Co-Founder

Co-Founder
Onyx Spirits Company
2010 - 2019 · 9 yrs
East Hartford, Connecticut USA

A boutique Connecticut distillery producing the award winning Onyx Moonshine and Secret Stash Whiskey; the first ultra premium American moonshine and New England's





Partner
iOnyx Group
2010 - Jan 2016 · 6 yrs 1 mo
Hartford, CT

iOnyx Group is a Connecticut based software and smartphone application design firm with a specific focus on designing unique business solutions through technology that

Show all 6 experiences →